UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004.

Commission File Number:  0-29840

FREEGOLD VENTURES LIMITED

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ____     No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_______

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____May 31, 2004_______________

Date

NEWS RELEASE	March 5, 2003

DRILLING UNDERWAY - GOLDEN SUMMIT PROJECT, Fairbanks, Alaska

Meridian to subscribe for $0.70 Private Placement

Freegold Ventures Limited (“Freegold”) is pleased to report that drilling on the Golden Summit Joint Venture with Meridian Gold has commenced.  A total of 6 holes (1,500 metres) will be drilled in the initial program. The holes will be collared in the Cleary Hill Mine Area.  Meridian has committed to a US$740,000 exploration program for 2004, and has already completed an airborne magnetic survey over all areas of the project. The results of which are currently being interpreted.

Meridian is subscribing for a private placement of 143,000 units at a price of $0.70 per unit, each unit (a “Unit”) consisting of one common share and one common share purchase warrant, each whole warrant exercisable for one common share for a period of twelve months from the date of closing at $1.00 per share.

Cleary Hill – The Rebirth of a High Grade Prospect

Cleary Hill Mine was the largest historic lode gold producer in the Fairbanks Mining District and had an estimated production of 281,000 ounces of gold at average grade of 1.3 opt. The mine last operated in 1942 at which point it was shut down by the War Powers Act. Production from the mine took place over six levels (approx. 400 vertical feet). Exploration of the mine area to date has been limited to several small drill programs undertaken by Freegold some of which targeted and intersected the continuation of the Cleary vein at depth. Additionally, extensive bulk tonnage style mineralization was intersected by Freegold in  2000, when drilling intersected 64 feet grading, 4.74 g/t Au, 2 feet of 86.12 g/t Au, 300 ft of 1.38 g/t at the Currey Zone, located approximately 1,600 feet south of the Cleary Hill Mine. The current drilling is targeting the strike extension of previously intersected high-grade mineralization, which extend the depths of the previous underground mining.

ABOUT GOLDEN SUMMIT

The Golden Summit Project is an advanced stage exploration gold project northeast of Fairbanks, Alaska. Golden Summit lies 5 miles north of the current producing Fort Knox Mine, Alaska’s largest gold producer.  Mid Tier gold producer Meridian Gold has recently entered into a JV on the Golden Summit Project. Meridian may earn a 50% interest in Areas A and B of the Golden Summit Project by making exploration expenditures totaling US $5 million, cash payments of US $390,000 over 4 years and investing a minimum of US$300,000 in Freegold through private placements. Meridian may increase its interest to 60% by completing a bankable Feasibility Study, within 2 years of Meridian vesting with 50% interest. In the event that the Feasibility Study identifies a minimum of 500,000 gold ounces, Meridian will pay to Freegold $1.00 per every economic ounce identified and for each additional ounce identified.

Once Meridian has completed the Feasibility Study, Meridian may elect within 180 days to increase its interest to 70%. Meridian shall be responsible for arranging all production financing. Upon placing the project into Commercial Production Meridian will have earned a 70% interest. Freegold is the Project Operator.

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

About Freegold Ventures Limited

Freegold Ventures is a gold exploration company with a proven track record and a mandate to explore, discover and facilitate the mining of world-class gold deposits. Freegold is focusing its exploration activities on the mineral rich State of Alaska. In addition to the Golden Summit Project,

Freegold also holds the Rob Project in the highly prospective Tintina Gold Belt in the Fairbanks Mining District. The Tintina gold belt is emerging as one of North America’s most important gold districts and hosts a number of gold deposits throughout the Yukon and Central Alaska, most notably the Fort Knox, Pogo and Brewery Creek deposits.  Freegold has recently entered into an option/joint venture on the Rainbow Hill Gold Project, Alaska . In addition to its Alaska gold projects

Freegold holds the Union Bay PGE project, a joint venture with Pacific North West Capital Corp, and Lonmin PLC, the world’s third largest primary underground producer of platinum group metals.

 Freegold also holds 100% of the Almaden Gold Deposit, in Idaho, where a 1997 Feasibility Study by Watts, Griffis and McOuat (WGM) indicated a potentially mineable resource of 44,000,000 tons grading 0.021 oz/t gold. The study indicated that 526,800 ounces of gold was recoverable, by open pit mining and heap leach technology. The deposit remains open to the north and south and at depth. The study indicated an IRR of 18.9% at $364 per ounce gold. The Company is actively seeking joint venture partners for its projects and in addition an active acquisition program targeting properties of merit though out North America is underway.

The Qualified Person for this release is P. Dasler, M.Sc, P.Geo.

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

On behalf of the Board of Directors

Harry Barr, Chairman & CEO

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission